

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 3, 2018

Chad Steelberg
Chief Executive Officer
Veritone, Inc.
575 Anton Blvd., Ste. 100
Costa Mesa, CA 92626

Re: Veritone, Inc.
Registration Statement on Form S-3
Filed September 28, 2018
File No. 333-227613

Dear Mr. Steelberg:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574, or in his absence, Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Information Technologies
and Services

cc: Jason C. Dreibelbis, Esq.